4 1 NYSE 0001138394 Other Spherion Corporation 914536 36-3536544 01/31/03 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Miller, Teri L 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Day/Year 01/31/2003 5. If Amendment, Date of Original (Month/Day/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ ] Officer (give title below) [X] Other (specify below) Director, Strategic Analysis 7. Individual or Joint/Group Filing (Check Applicable
Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
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---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
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---------------------- Explanation of Responses: (1) Reporting
person obtained a loan through the Company's 401k Plan, resulting in a portion of her holdings being sold to cover the app licable loan amount. (2) Loan funding fees assessed on loan received through 401k plan on 1/2/03. (3) Shares purchased within the Spherion stock fund of the 401k Plan with loan repayment deducted from Reporting Person's paycheck.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
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--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
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-------------------------------- Common Stock 4,448.0000 D Direct
Common Stock 01/02/03 J 277.7210 (1) D $6.5000 I By 401(k) plan
Common Stock 01/03/03 J 1.6120 (2) D $6.3898 I By 401(k) plan
Common Stock 01/30/03 J 3.2410 (3) A $5.9400 380.4590 I By 401(k)
plan Common Stock 550.9670 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
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------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
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SIGNATURE OF REPORTING PERSON /S/ Miller, Teri L DATE 01/31/03